Filed Pursuant To Rule 433

Registration No. 333-167132

January 25, 2012

Transcript of Anthony Rochte of State Street Global Advisors Interview with CNBC’s Bob Pisani January 24, 2012

SCOTT: Let’s check in now with Bob Pisani, who’s covering the ETF conference in Hollywood, Florida. He’s joined by Anthony Rochte; he’s managing director at State Street Global Advisors, manager, I think, of, Bob, the two biggest, ET—

BOB PISANI: That’s right.

SCOTT: ETFs in the world, right?

BOB PISANI: GLD; SPY. And, of course, we’re talking about what’s hot with ETFs in 2012. And they’re coming up to—you should see these guys coming up to him. He’s running these funds—high-fiving him, because the SPDR broke $100 billion in assets, biggest ETF in the world, broke it on Friday. Now, we were well below a hun—100 billion, uh, in Jan—in—in, uh, December. GLD’s been getting a little bit of outflows recently. Seems like risk-on is really back right now in 2012.

ANTHONY ROCHTE: Yeah. Thank you, Bob. The SPY actually passed through 100 billion; it’s the world’s largest ETF or mutual fund. What’s interesting, though—it trades almost 200 million shares a day. And, when you think about that, that’s high-frequency traders, that’s institutional investors and financial advisors. So, this is not just a long-only index trade. And I think that’s to your point. Um, the industry has grown so that you can go risk-on or risk-off. And I think SPY is a great example of that.

BOB PISANI: Speaking of the,—a little bit of money coming out of the GLD, the IAU, the competitor out there, has cut the price, cut—cut the amount they charge a little bit. We’re seeing some funds going into that. Are people getting a lot more price sensitive now when it comes to exchange traded funds?

ANTHONY ROCHTE: I mean, look, the hallmark of ETFs is low-cost, tax-efficient, tradable, and fees are critical, especially for a fee-based advisor. When we look at GLD, however, in August, it was 76 billion, the world’s largest ETF at the time. And it offers great value for shareholders. So, while expense is critical, people also value liquidity. And I think that’s one thing that GLD offers.

BOB PISANI: Scott and the gang have got some questions. Scotty?

SCOTT: Yeah, Bob, thanks so much. Steve Weiss has something.

STEVE WEISS: Yeah, here’s a question. It’s been easy for hedge funds to get their short exposure by shorting the SPY against gold, by doing the GLD or other ETFs. But, in talking to a couple people that run very large hedge funds, fund-of-funds, and somebody who runs the largest prime brokerage operation on the street, they tell me, from 25 percent short exposure against their longs, ETFs have now dropped to 15 percent. Are you seeing the trend—this same trend?

ANTHONY ROCHTE: Yeah. I mean, one of the things that we see in ETFs, again, regardless of the environment, there’s both long and short interest. And SPY is certainly an ETF vehicle, given the—the size of it and the global nature of it, where we see, you know, short interest. And it does vacillate. The market today looked vastly different than September, October, of 2011. So, yeah, I mean, we have seen, you know, varying degrees of shorting.

BOB PISANI: Another thing I’ve seen a lot of moves into recently—you’ve been talking about here—high-yield corporate is back again. You have the JNK; Vanguard’s high-yield corporate has seen inflows in—in January. What is that telling you?

ANTHONY ROCHTE: Yeah, the SPDR Barclays Capital High-Yield ETF, symbol JNK, is approaching 10 billion in assets. It’s the most liquid, or one of the most liquid, bond ETFs in the marketplace. But what it’s—what investors tell us, they like the correlation profile relative to Treasuries. They also like the fact that default rates are actually going down in high-yield bonds. And that’s a good sign. So, you have a 7.75 percent yield and you have the ability for capital appreciation. Again, we saw a similar trade probably two years ago, Bob, when people moved back into the market. People like high-yield bonds in this environment.

BOB PISANI: Scott, more questions?

SCOTT: I do. I just have one more for Anthony. You know, Anthony, some people are—may—may say, you know, gold typically tops in February, just on a seasonal basis. Are you still optimistic that gold is going to continue to rise? Now, it doesn’t always, obviously, follow that pattern. I’ll throw that out there before you answer that question. But where do you come down on where the price of gold is going from here?

ANTHONY ROCHTE: Yeah, look, it’s—it’s the question we would all love to answer.

ANTHONY ROCHTE: The price of gold goes up; it goes down. But when you look at the supply and demand ratios, it’s still a very attractive investment proposition. But the key here with GLD, or gold for that matter, is really understanding that investors, professional investors, financial advisors, really view gold as an asset class. So, it’s—it’s really less about the trade and more about carving out a three- to five-percent weighting. So, from that standpoint, we still continue to see intense demand for—for gold.

BOB PISANI: We got to let you go, but dividends, you said SDY, still getting a lot of inflows. So that trend definitely—that’s a trend that’s continued from last year. The utilities, pharma, have seen big moves. Dividend payers are still high.

ANTHONY ROCHTE: Yeah, SDY is clearly an area where we’ve seen a lot of demand. It—it—you know, right now it’s roughly a three percent yield. The thing about SDY that’s unique, though—it’s 60 stocks from a broad S&P 1500 Index, the highest yielding stocks. But the key here, Bob, is that there’s a value screen, so that these stocks have to have a 25-year history of actually increasing dividends. So it’s not all financials and utilities. It’s a quality dividend portfolio, almost 8 1/2 billion in assets.

BOB PISANI: Tony Rochte from State Street, always a pleasure to see you. And, guys, Fast Money, 5:00, we’re going to wrap all this up, two days of conference, with Matt Hogan, the guy who’s putting on this conference, the head of Index Universe. He’ll sum up what’s hot in ETFs. That’s going to be on Fast Money, 5:00 Eastern Time. Guys, back to you.

SCOTT: All right, Bob. Thanks so much. We’ll look forward to that. Bob Pisani, sunning it up down in Florida today on the ETF beat. And coming up on the Halftime Report, healthcare on a tear. We’ll talk to a top-rated analyst who’s calling for more upside. And one stock in particular nearing its 52-week high—we’ll reveal the stock after the break.

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